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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25               SEC FILE NUMBER
                                                               000-32325
                           NOTIFICATION OF LATE FILING


(CHECK ONE): [X]Form 10-K  [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR


         For Period Ended:   December 31, 2003
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         [ ]  Transition Report on Form 10-K
         [ ]  Transition Report on Form 20-F
         [ ]  Transition Report on Form 11-K
         [ ]  Transition Report on Form 10-Q
         [ ]  Transition Report on Form N-SAR

         For the Transition Period Ended:
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1 - REGISTRANT INFORMATION

                               GMX RESOURCES INC.
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Full name of Registrant

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Former Name if Applicable

                          9400 N. Broadway, Suite 600
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Address of Principal Executive Office (Street and Number)

                         Oklahoma City, Oklahoma 73114
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b)  The subject annual report, semi-annual report, transition
          [X] report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company was unable to timely complete its audited financial statements for its Form 10-K for the period ended December 31, 2003, because of a lack of personnel and a delay in the receipt of the oil and gas reserve report by the Company.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Ken L. Kenworthy, Sr.  (405)          600-0711
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          (Name)               (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                      [X]  Yes       [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      [X]  Yes       []  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company anticipates the results of operations for the fiscal year 2003 will show net income of approximately $400,000 compared to a net loss in fiscal year 2002 of approximately $400,000.



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                                                GMX RESOURCES INC.
                                    __________________________________________
                                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   March 30, 2004           By  /s/ Ken L. Kenworthy, Sr.
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                                    Ken L. Kenworthy, Sr.
                                    Chief Financial Officer


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